Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com	Morgan Lewis C O U N S E L O R S A T L A W

Brian C. Miner
(215) 963-5430
bminer@morganlewis.com

November 14, 2006

VIA EDGAR AND FACSIMILE (202.772.9204)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	The York Water Company Registration Statement on Form S-3 Filed October 10, 2006 File No. 333-137932 Form 10-K for the Year Ended December 31, 2005 Filed March 14, 2006 File No. 0-00690

Dear Mr. Owings,

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Jeffrey S. Osman, dated November 8, 2006 with respect to the above-referenced filing.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form S-3 filed October 10, 2006

Incorporation of Certain Documents by Reference, page 25

1.	Please revise to incorporate by reference the Form 8-K that was filed on October 11, 2006. Please consider including the language discussed in Telephone Interpretation H.69, Securities Act Section, Manual of Publicly Available Telephone Interpretations (July 1997).

Securities and Exchange Commission
November 14, 2006

As we discussed with staff member John Fieldsend, York Water’s Form 8-K that was filed on October 11, 2006 contained disclosure under Item 7.01 (Regulation FD Disclosure) only. As such, the information in the 8-K is deemed “furnished,” not “filed,” and will not be incorporated by reference into the Form S-3 unless York Water specifically incorporates it by reference therein. Because York Water does not wish to incorporate the subject disclosure into the registration statement, it did not specifically do so.

Form 10-K for the fiscal year ended December 31, 2005

Signatures, page 15

2.	Please note that the report must be signed by your principal accounting officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of General Instruction D to Form 10-K. Please tell us if your chief financial officer also serves as your principal accounting officer. If so, in future filings please indicate each capacity in which he or she signs the report. If not, please file an amendment containing the signature of your principal accounting officer.

York Water’s chief financial officer, Kathleen M. Miller, also serves as its principal accounting officer. The failure to identify her as such on the signature page of the Form 10-K for the year ended December 31, 2005 was an inadvertent omission. York Water has authorized us to inform you that in future filings it will indicate both capacities in which Ms. Miller signs the report.

Exhibit 13

Critical Accounting Policies, page 9

3.	In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and statements of income for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or statements of income, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. See SEC Release No. 338350.

Securities and Exchange Commission
November 14, 2006

York Water has authorized us to inform you that in future filings it will (i) revise the discussion of its critical accounting policies to focus on the assumptions and uncertainties that underlie its critical accounting estimates, (ii) quantify, where material, and provide an analysis of the impact of critical accounting estimates on its financial position and statements of income for the periods presented, including the effects of changes in critical accounting estimates between periods and (iii) include a qualitative and quantitative analysis of the sensitivity of reported results to changes in its assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Contributions in Aid of Construction, page 22

4.	Please tell us, and in future filings disclose in further detail, your accounting policy for contributions in aid of construction. Please tell us how contributions in aid of construction impact your rate base and, if applicable, how this balance is removed from the balance sheet.

Contributions in Aid of Construction is composed of (i) direct, non-refundable contributions from developers, customers or builders for construction of water infrastucture and (ii) customer advances that have become non-refundable. Customer advances are cash payments from developers, municipalities, customers or builders to reimburse York Water for its costs to construct water mains. These advances are refundable to the contributor for a contracted period of time as service is provided to customers. When the advances become non-refundable, they are transferred to Contributions in Aid of Construction.

Contributions in Aid of Construction are deducted from York Water’s rate base, and therefore, no return is earned on property financed with contributions. The Pennsylvania Public Utility Commission requires that contributions received remain on York Water’s balance sheet indefinitely as a long-term liability. Finally, York Water has authorized us to inform you that in future filings it will disclose this accounting policy in further detail.

Exhibits 31.1 and 31.2

5.	We note that you replace the word “report” with the words “annual report” in paragraphs 2, 3, 4(a), and 4(d) of Exhibits 31.1 and 31.2. Also, we note in paragraph 4(d), you omit the language: “...(the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings, please revise your certifications to include the exact language as set forth in Item 601(b)(31) of Regulation S-K.

In response to the staff’s comment, the certifications in York Water’s recently filed Form 10-Q for the third quarter of 2006 included the exact language as set forth in Item 601(b)(31) of Regulation S-K. Additionally, York Water has authorized us to inform you that in all future filings that require such certifications, the certifications will include the exact language as set forth in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
November 14, 2006

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Brian C. Miner

Brian C. Miner

c:	Jeffrey S. Osman Kathleen M. Miller